Exhibit 99.1

news release
Encana agrees to sell Fort Lupton natural gas plant and
gathering systems in Colorado for US$303 million
Additional midstream asset divestiture plans underway
Calgary, Alberta (January 18, 2011) — Encana Oil & Gas (USA) Inc. (Encana USA), a subsidiary of Encana Corporation (Encana) (TSX, NYSE: ECA), has agreed to sell its Fort Lupton natural gas processing plant in Colorado to Western Gas Partners, LP (NYSE: WES) for approximately US$303 million.
The Fort Lupton plant processes about 84 million cubic feet per day (MMcf/d) of natural gas and is located about 30 miles northeast of Denver. This midstream asset divestiture includes five natural gas gathering pipeline systems and associated compression facilities. As part of the transaction, Encana USA has negotiated natural gas processing fees that allow the company to continue capturing value by extracting about 3,500 barrels of natural gas liquids per day from its processed natural gas. The agreement also provides long-term gathering and processing cost stability for the company’s ongoing natural gas development in the Denver-Julesburg basin.
“This divestiture is part of Encana’s ongoing initiative to capture significant incremental value from its midstream assets — natural gas processing plants, pipeline gathering systems and compression facilities. We are looking to enter into long-term and competitive fee-for-service agreements with industry-leading midstream companies. These arrangements help us optimize value creation of our extensive North American natural gas resources and deliver natural gas to market in the most cost-effective manner,” said Renee Zemljak, Encana’s Executive Vice-President Midstream, Marketing & Fundamentals.
Cabin natural gas plant divestiture process underway
Encana recently issued a request for proposal to companies interested in buying and completing the construction of the Cabin Gas Plant, which has regulatory approval for two phases of development for total processing capacity of 800 MMcf/d. Encana, as operator, is building the Cabin plant to serve producers in the Horn River natural gas play in northeast British Columbia. The Cabin plant is in the early stage of constructing the first phase, which is designed to have capacity of about 400 MMcf/d and is scheduled to start processing natural gas from Horn River in 2012.
Midstream asset divestitures in Canada and the U.S.
“We have a variety of midstream assets serving our key resource plays in Canada and the United States and we plan to pursue opportunities that help us enhance value and efficiently deliver our growing natural gas production to market at a low-cost over the long term,” Zemljak said.
The Fort Lupton plant and midstream facilities divestiture, which is subject to certain regulatory approvals and customary closing conditions, is expected to close in the first quarter of 2011. Encana USA has owned and operated the plant since 2000 when one of its predecessor companies acquired the facility as part of a larger acquisition of exploration and production assets.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expected timing for closing the divestiture of the Fort Lupton plant and associated assets, and the impact of the long-term gathering and processing arrangements on Encana USA and its future natural gas production in the Denver-Julesburg basin; projections relating to the timing for completion, capacity and impact of the Cabin Gas Plant and Encana’s proposed divestiture thereof; Encana’s strategy to divest certain midstream assets and the anticipated benefits thereof. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

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